UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



PE
5-1-02

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## Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

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## MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)



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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.

**Applications Submitted for Commencement of Civil Rehabilitation Proceedings by Kawana Hotel : Eventual Possibility of Credit Losses**

**Tokyo, May 21, 2002**---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that the credits provided by its subsidiaries The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTB) to KAWANA HOTEL CO., LTD. (Kawana Hotel) eventually may not be repaid due to the event described hereunder.

1.Outline of Kawana Hotel

| | |
|---|---|
| (1) Head office: | 7-1, Ginza 3-chome, Chuo-ku, Tokyo, Japan |
| (2) Representative: | Jiro Hasegawa |
| (3) Capital: | ¥280 million |
| (4) Business: | Golf course and hotel management |

2. Event and date of occurrence

Kawana Hotel submitted applications for commencement of civil rehabilitation proceedings to the Tokyo District Court on May 21, 2002.

3. Outstanding credit balances to Kawana Hotel

| | |
|---|---|
| BTM: | ¥3,818 million |
| MTB: | ¥4,046 million |

4. Influence on MTFG's business results

This event is not expected to have any material effect on MTFG's business results for the current fiscal year.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: ______________________

Name: Atsushi Inamura

Title: Chief Manager,General Affairs
Corporate Administration Division